Exhibit (a)(23)

FOR IMMEDIATE RELEASE

Investor Relations: Chris Burns Ph: + 1-800-252-3526 David Marshall Ph:+ 353-1-709-4444	Media Relations: Emer Reynolds Ph: + 353-1-709-4022 Jonathan Birt/FTI Consulting Ph: +44-751-559-7858 Jamie Tully/Sard Verbinnen & Co Ph: +1-212-687-8080

Elan Issues Open Letter Urging Shareholders to Vote Today
IN FAVOR of All Four EGM Resolutions

Dublin, Ireland - June 11, 2013 - Elan Corporation, plc (NYSE: ELN) (Elan or the Company) today issued a letter urging shareholders to protect the value of their investment in Elan by rejecting Royalty Pharma’s grossly inadequate offer to acquire Elan and by voting FOR all four resolutions in connection with Elan’s fast approaching Extraordinary General Meeting (EGM).

The full text of the letter is below:

URGENT: PROTECT YOUR INVESTMENT IN ELAN AND

VOTE “YES” ON RESOLUTIONS 1-4 TODAY!

•	Vote YES to approve the Theravance Resolution
•	Vote YES to approve the AOP Resolution
•	Vote YES to approve the ELND005 Resolution
•	Vote YES to approve the Share Repurchase Resolution

Dear Shareholder,

The deadline for voting at Elan Corporation’s Extraordinary General Meeting (EGM) on June 17, 2013 is just days away. Your vote is vital to the future of your investment in Elan.

Time is short, and we encourage all holders to vote promptly by telephone or by Internet, as available, to ensure their ADSs or Ordinary Shares are represented at the EGM. Please simply follow the easy instructions on your proxy card.

  Voting Deadline for American Depository Shares (ADSs): Proxies from registered ADS holders must be received by the Depositary no later than 3.00 p.m. (New York time) on June 13, 2013. Holders of ADSs through a bank or broker should refer to the instructions provided by such bank or broker regarding voting procedures, as earlier voting deadlines may apply.
  Voting Deadline for Ordinary Shares: Proxies from registered holders of Ordinary Shares must be received no later than 10.00 a.m. (Irish time) on June 15, 2013. Return of a Form of Proxy will not preclude a holder of Ordinary Shares from attending and voting at the EGM in person.

ELAN’S BOARD URGES SHAREHOLDERS TO VOTE FOR

ALL FOUR VALUE-ENHANCING TRANSACTIONS

Earlier this year, Elan took a major step in securing significant value for shareholders by restructuring our collaboration with Biogen Idec on the blockbuster Multiple Sclerosis treatment Tysabri. In a transaction with Biogen Idec, Elan received a US$3.25 billion payment plus an on-going royalty interest in the success of Tysabri that is expected to generate hundreds of millions of dollars in revenues annually for Elan. On the close of the transaction, we immediately returned US$1 billion to shareholders through a share repurchase, and established an annual cash dividend to shareholders that directly links to the long-term performance and cash flow generation of Tysabri.

With the completion of the Tysabri restructuring, we also announced several additional initiatives that we believe will create even more value for shareholders, including:

  A royalty participation in four potential blockbuster Theravance respiratory programs – a market that is expected to grow 27% by 20171;
  The acquisition of AOP Orphan, a pioneer in the high growth field of orphan and rare diseases;
  The divestiture of our ELND005 asset to an independent company (Speranza Therapeutics), which will save millions of dollars in development costs annually; and
  An additional US$200 million Share Repurchase program to return even more value directly to shareholders.

ROYALTY PHARMA’S GROSSLY INADEQUATE OFFER

Recognizing the value that Elan has created with Tysabri, a privately-held investment firm focused on financial arbitrage – Royalty Pharma – submitted an unsolicited and highly opportunistic offer to acquire Elan. Their current offer of US$13.00 per share plus up to an additional $0 to $2.50 per share in contingent value rights (CVR), in our view, wholly undervalues Elan. We believe that Elan’s on-going royalty payments on Tysabri and cash alone are worth at least US$15.50 per share and as much as US$20.80 per share. 2, 3, 4 We believe the circumstances under which the CVR payments would be triggered would result in the higher end of the value range for Tysabri previously detailed by Elan.

Both Elan’s Board and executive management are aligned in exploring all opportunities that maximize the full value of the Company for its shareholders. In response to several unsolicited corporate enquiries, the Company has instructed its advisors to assess any and all strategic interests in the Company that reflect a proper valuation of the totality of Elan’s business platform. As Elan has indicated, any credible proposal – in terms of full and fair value – will be considered by Elan.

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Make no mistake. Royalty Pharma is not a pharmaceutical company. Their business model is all about buying assets on the cheap and generating value for their investors. Put another way, if Royalty Pharma and its shareholders win, by definition, YOU LOSE and their shareholders capture value that rightly belongs to you.

Royalty Pharma has said it will walk away from its wholly inadequate offer if Elan’s shareholders support any of the four proposals we have put forward to deliver additional growth and value for you, and is actively campaigning against them. Don’t be fooled by their rhetoric.

DON’T LET ROYALTY PHARMA TAKE VALUE THAT RIGHTLY BELONGS TO YOU:

VOTE FOR EACH OF THE FOUR COMPANY RESOLUTIONS TODAY!!

RESOLUTION 1: THERAVANCE WILL ADD ANOTHER HIGH-QUALITY, LONG-TERM

EARNINGS STREAM TO ELAN

The respiratory market is expected to grow to approximately US$28 billion by 2017 (+27% from 2012), driven by an aging population, increased prevalence in emerging markets, earlier treatment intervention globally and treatment guidelines recommending longer-acting therapies.5 The Theravance transaction will align Elan with GlaxoSmithKline (GSK), the respiratory market leader, as Elan will gain a participation interest in potential future royalty payments related to four high quality respiratory programs partnered by Theravance and GSK.6

As with Tysabri, shareholders will benefit directly from the Theravance transaction – as it is proposed that 20% of the payments received by Elan will be paid directly to shareholders as a dividend.

RESOLUTION 2: AOP ORPHAN PROVIDES ATTRACTIVE LATE-STAGE PIPELINE

AND PRESENCE IN RAPIDLY GROWING REGIONS

Our agreement to acquire Austria-based AOP Orphan, which we announced on May 20, 2013, is consistent with our strategy to diversify Elan’s business and gain access to attractive late stage pipeline assets with geographic presence in a growing region of the world. AOP has a strong regional presence in the high growth field of orphan and rare diseases. As a pioneer in this field, AOP has been successfully growing its business in the double digits since inception and continues to focus on unmet needs in a broad array of therapeutic areas. The US$80 billion Eastern and Central European pharma market, which is AOP’s focus, is expected to double in size over the next 10 years.7 Under the continued leadership of Dr. Rudolf Widmann, combined with Elan Chief Operating Officer Hans Peter Hasler, two executives with deep industry expertise, we expect AOP/Elan to take full advantage of this market opportunity.

RESOLUTIONS 3 & 4: ELAN’S COMMITMENT TO FINANCIAL DISCIPLINE AND RETURNING VALUE TO SHARHOLDERS IS AS STRONG AS EVER

As explained in the Notice of the EGM and the Form of Proxy, Elan has also announced a plan to divest its ELND005 asset to an independent company, Speranza Therapeutics, thereby eliminating the operating activities associated with the drug development (with estimated 2013 costs of approximately US$80 million), while maintaining a share of the valuable potential upside.

Elan also announced its plan for an additional US$200 million share repurchase program – on top of the US$1 billion buyback already completed and the dividends linked directly to Tysabri and Theravance royalties – thus demonstrating its commitment to a consistent and systematic return of capital to shareholders.

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PLEASE VOTE TODAY TO SUPPORT ELAN’S

CONTINUED GROWTH AND VALUE CREATION FOR SHAREHOLDERS

Your Board of Directors unanimously recommends that shareholders vote FOR the four resolutions that are listed on your WHITE proxy card:

  Vote YES to approve the Theravance Resolution
  Vote YES to approve the AOP Resolution
  Vote YES to approve the ELND005 Resolution
  Vote YES to approve the Share Repurchase Resolution

On behalf of the Board of Directors, we thank you for your continued support of Elan.

Sincerely,

Robert A. Ingram

Chairman

Since time is short and your vote important, we urge you to return your voting instructions by telephone or by Internet, as available—please just follow the simple instructions on your proxy card.

If you have any questions or require assistance voting your shares, please contact:

For Holders of American Depository Shares:

Innisfree M&A Incorporated (or its UK subsidiary, Lake Isle M&A Incorporated):

Toll-free from the US and Canada: 1-877-750-9498

Free-phone from Ireland and the UK: 00-800-4664-7000

Call collect: 212-750-5833 (Banks, brokers and others)

For Holders of Ordinary Shares:

Computershare Investor Services (Ireland) Limited:

Dedicated Shareholder Helpline number +353 1 447 5107, or see www.eproxyappointment.com

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About Elan

Elan is a biotechnology company, headquartered in Ireland, committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. For additional information about Elan, please visit http://www.elan.com.

Irish Takeover Rules

The Directors of Elan accept responsibility for the information contained in this announcement, save that the only responsibility accepted by the Directors of Elan in respect of the information in this announcement relating to Royalty Pharma, the Royalty Pharma Group, the board of directors of Royalty Pharma and the persons connected with them, which has been compiled from published sources, has been to ensure that such information has been correctly and fairly reproduced or presented (and no steps have been taken by the Directors of Elan to verify this information). To the best of the knowledge and belief of the Directors of Elan(having taken all reasonable care to ensure that such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

Any holder of 1% or more of any class of relevant securities of Elan or of Royalty Pharma may have disclosure obligations under Rule 8.3 of the Irish Takeover Panel Act, 1997, Takeover Rules 2007 (as amended).

No statement in this announcement is intended to be an asset valuation or a profit forecast and profits and earnings per share will not necessarily be changed.

Unless otherwise stated, all sources and bases for the information included in this letter may be found in Elan's defense document issued to shareholders on 3 June 2013 and Elan's EGM circular issued to shareholders on 27 May 2013.

Unless otherwise defined, all capitalized terms in this letter are defined in Elan's defense document issued to shareholders on 3 June 2013 and/or Elan's EGM circular issued to shareholders on 27 May 2013

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Forward Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by the fact that they use words such as “anticipate”, “estimate”, “project”, “target”, “intend”, “plan”, “will”, “believe”, “expect” and other words and terms of similar meaning in connection with any discussion of future financial performance or events. Among the factors that could cause actual results to differ materially from those described or projected herein are the following: risks related to delays or difficulties encountered in obtaining, or the failure to obtain, the approval of Elan’s shareholders for the Theravance, AOP and ELND005 transactions, the possibility that intervening events could arise which could alter the timing, or the ability to consummate the Theravance, AOP or the ELND005 transactions even if Elan shareholder approval is obtained, the risk that third parties could challenge any or all of the transactions, even if the transactions are approved by Elan shareholders and consummated, risks that the transactions do not provide the benefits to Elan that are anticipated, whether Elan can successfully access the capital markets to raise debt financing and, as Elan’s principal source of revenue may remain a royalty on sales of Tysabri, the potential of Tysabri, which may be severely constrained by increases in the incidence of serious adverse events (including death) associated with Tysabri (in particular, by increases in the incidence rate for cases of PML), or by competition from existing or new therapies (in particular, oral therapies), and the potential for the successful development and commercialization of products, whether internally or by acquisition, especially given the separation of the Prothena business which left Elan with no material pre-clinical research programs or capabilities; Elan’s ability to maintain sufficient cash, liquid resources, and investments and other assets capable of being monetized to meet its liquidity requirements; the success of our development activities, and research and development activities in which Elan retains an interest, including, in particular, the impact of the announced discontinuation of the development of bapineuzumab intravenous in mild to moderate Alzheimer’s disease; failure to comply with anti-kickback, bribery and false claims laws in the United States, Europe and elsewhere; difficulties or delays in manufacturing and supply of Tysabri; trade buying patterns; the impact of potential biosimilar competition, the trend towards managed care and health care cost containment, including Medicare and Medicaid; legislation and other developments affecting pharmaceutical pricing and reimbursement (including, in particular, the dispute in Italy with respect to Tysabri sales), both domestically and internationally; failure to comply with Elan’s payment obligations under Medicaid and other governmental programs; exposure to product liability (including, in particular, with respect to Tysabri) and other types of lawsuits and legal defense costs and the risks of adverse decisions or settlements related to product liability, patent protection, securities class actions, governmental investigations and other legal proceedings; Elan’s ability to protect its patents and other intellectual property; claims and concerns that may arise regarding the safety or efficacy of Elan’s product candidates; interest rate and foreign currency exchange rate fluctuations and the risk of a partial or total collapse of the euro; governmental laws and regulations affecting domestic and foreign operations, including tax obligations; whether Elan is deemed to be an Investment Company or a Passive Foreign Investment Company; general changes in United States and International generally accepted accounting principles; growth in costs and expenses; and the impact of acquisitions, divestitures, restructurings, product withdrawals and other unusual items. A further list and description of these risks, uncertainties and other matters can be found in Elan’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, and in its Reports of Foreign Issuer on Form 6-K filed with the SEC. Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

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Important Note

This document does not constitute an offer to purchase or a solicitation of an offer to sell any Ordinary Shares or American Depositary Shares of Elan or any other securities.  In response to the tender offer for the Ordinary Shares and American Depositary Shares of Elan commenced by Echo Pharma Acquisition Limited, Elan has filed a solicitation/recommendation statement on Schedule 14D-9 with the U.S. Securities and Exchange Commission (“SEC”).  INVESTORS AND SHAREHOLDERS OF THE COMPANY ARE URGED TO READ THE SOLICITATION/RECOMMENDATION STATEMENT AND ANY RELATED DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY, AS THEY MAY BE AMENDED FROM TIME TO TIME BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors and shareholders may obtain a free copy of these documents and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to Elan Corporation, plc, Treasury Building, Dublin 2, Ireland, Attention: Investor Relations.

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1 Bank of America (COPD & Asthma) – Feb 28th, 2013; IMS Health and Chronic Obstructive Disease – August 2010; Decision Resource Inc. – September 2010.

2 Before the deduction of operating expenses

3 The Tysabri valuation is calculated pre-deduction of operating expenses. The value range does not include any of Elan’s other current assets such as ELDN005, Prothena, Proteostasis, JAI, or the new strategic transactions scheduled for approval at the EGM on June 17, 2013

4 On April 24, 2013, Elan provided guidance to investors that it expected operating expenditure for FY13 to be between $170-190m, of which $150m was expected to be cash with the remainder non-cash. As outlined on May 20, 2013, included in this guidance was approximately $80m of cash expenses associated with ELND005. On the same date, and as a result of the divestment of ELND005, Elan guided that it expected its operating expenses to reduce by $35-40m for FY13 (representing approximately a half year impact of reduced operating costs). Due to the restrictions associated with being in an offer period under the Irish Takeover Rules, Elan is currently not in a position to update its guidance in relation to operating expenses. However, it intends to do so as soon as practicable. The level of operating expenses required to run the Elan business in the future would be expected to reflect the changed nature, and lighter infrastructure of that business. In this regard, as an example, PDL Biopharma, a US based, infrastructure light pharmaceutical business with all of its revenues derived from royalty streams, had operating expenses of $25m in FY12. For illustrative purposes, every $25m of operating expense would have a $0.55/share impact and $75m, a $1.70/share impact on the value of the Tysabri royalty stream.

5 Bank of America (COPD & Asthma) – Feb 28th, 2013; IMS Health and Chronic Obstructive Disease – August 2010; Decision Resource Inc. – September 2010.

6 Bank of America Merrill Lynch company update on GlaxoSmithKline, “Respiratory pivots approaching” dated 28 February 2013.

7 Business Monitor International

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